March 16, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Deanna Virginio

Re:	LDH Growth Corp I
Registration Statement on Form S-1 (as amended)
Filed January 29, 2021
File No. 333-252540

Dear Ms. Virginio:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-252540) of LDH Growth Corp I so that it may become effective at 4:00 p.m., Eastern Time, on March 18, 2021, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Andrew L. Fabens at Gibson, Dunn & Crutcher LLP, our external counsel, at (212) 351-4034.

Sincerely,

LDH GROWTH CORP I

/s/ Michel Combes
Name:	Michel Combes
Title:	President